Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”), 9354-7537 Québec Inc. and Neptune Holding USA, Inc. for the three-month periods ended June 30, 2019 and 2018. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month periods ended June 30, 2019 and 2018. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month periods ended June 30, 2019 and 2018 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on August 13, 2019. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Consolidated Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2019 annual MD&A as filed with Canadian securities regulatory authorities on June 12, 2019. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based and hemp-based products in the legal market.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form management discussion and analysis of the financial situation and operating results

(the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, litigation provisions, acquisition costs and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

A reconciliation of segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA are presented later in this document.

BUSINESS OVERVIEW AND CORPORATE RECENT DEVELOPMENT

Neptune specializes in the extraction, purification and formulation of health and wellness products. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec. With the recent acquisition of assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively "SugarLeaf"), subsequent to period-end as detailed below, the Corporation now has a U.S.-based hemp extract supply chain supported by a 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, the Corporation as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. The Company’s head office is located in Laval, Quebec.

Change in Management Team

On July 8, 2019, we announced the appointment of Michael Cammarata, a successful entrepreneur and innovator in the wellness industry, as Chief Executive Officer (“CEO”) and Member of the Board of Directors. Jim Hamilton has stepped down from his role as CEO and Director of the Corporation but will remain as an advisor to the Board. According to his amended employment management discussion and analysis of the financial situation and operating results agreement, Jim Hamilton was entitled to a termination severance and his unvested options vest based on a pro-rata basis of his termination employment date.

Over the past 20 years, Mr. Cammarata has been a serial entrepreneur, developing businesses and successfully investing in various sectors such as wellness products, biotechnology, advertising, electronics and entertainment, through his own venture capital and private equity firm, Random Occurrence.

The Vice-President & Chief Financial Officer (“CFO”) of the Corporation, Mario Paradis, has decided to leave the Corporation but will remain as CFO at Neptune for the transition period until the appointment of the new CFO. According to his separation agreement, Mario Paradis is entitled to his unvested options with accelerated vesting date.

Completion of a Private Placement

On July 18, 2019, we announced the completion of a private placement with both existing and new institutional investors resulting in gross proceeds to the Company of $53.9 million (US$41.4 million) (“The Offering”). Upon closing of the Offering, the Company issued an aggregate of 9,415,910 common shares of the Company (“Shares”) at a purchase price of US$4.40 per Share. A portion of the net proceeds from the Offering was used by the Company to fund the initial cash consideration for the acquisition of the assets of SugarLeaf as explained below, while the balance of such net proceeds will be used for working capital and general corporate purposes.

Issuance of Shares

During the three-month period ended June 30, 2019, Neptune issued 130,826 common shares of the Corporation for stock options exercised and 600,000 common shares to a former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014. During the three-month period ended June 30, 2019, Neptune issued 750,000 common shares of the Corporation for warrants exercised for a total cash consideration of $2,527,500. As at June 30, 2019, there are no outstanding and exercisable warrants (750,000 as at March 31, 2019).

CANNABIS BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to provide great wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best-available nutritional products and wellness solutions. Neptune is active in two segments: (i) Legal cannabis products and services and (ii) Nutraceutical turnkey solutions.

Commercialization

Consistent with our strategic focus of providing wellness products while levering our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products and hemp extracts. We intend to pursue two business models: (i) Extract and purify cannabis and hemp biomass received from our customers and return concentrated crude oil in a bulk format back to the same customers, and, (ii) Provide turnkey formulation, manufacturing and packaging solutions where we transform cannabinoids extracts into finished products, after which we label, seal and package onsite. These finished products could include tinctures, sprays, topicals, vapor products and edibles and beverages.

Markets – Canada

According to a report published by RBC Capital Markets in December 2018, Canadian spending on cannabis is at similar levels to wine and spirits spending. RBC predicts that the shift away from the illicit market into the legal market is expected to exceed 80% by 2022. The Canadian recreational cannabis market at the wholesale level is expected to reach $3.4 billion by 2022 according to RBC, with the medical market representing an incremental $1 billion. Neptune believes that the Canadian nutraceutical and wellness market for CBD product is also a significant opportunity which could develop over time.

Markets – United-States

According to a report published by Cowen Washington Research Group in February 2019, the hemp extracts and CBD market in the United-States is expected to be a US$16 billion dollar category by 2025 which includes nutraceuticals, topicals, beverages, food, beauty and vapor products. In a summary report from HelloMD/Brightfield Group published in 2018, 58% of CBD users are management discussion and analysis of the financial situation and operating results women and the three main reasons for consuming are anxiety, pain and general relaxation.

Cannabis Business Updates

On January 4, 2019, we received our license to process cannabis from Health Canada. The Health Canada license enables Neptune to handle dried cannabis, to manufacture and purify cannabis extracts and cannabis oil, and to sell its products or services to other license holders. Neptune completed in March 2019 its initial commercial production lots and started shipping cannabis extracts from its licensed GPP (Good Production Practice) facility in Sherbrooke, Quebec to customers.

Our Sherbrooke GPP production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

On June 14, 2019, Neptune received license amendments from Health Canada, which include the expansion of cannabis operation areas to include an additional extraction room where Neptune will perform cold ethanol extraction. Ethanol extraction is faster and more cost effective than the CO2 extraction technology currently used and will increase Neptune’s input capacity from 30,000 kg to 200,000 kg.

This seven-fold increase in the Company’s capacity will accelerate production and enable fulfilment of commercial commitments. Start-up activities began, including the final stages of commissioning the equipment, and Neptune will ramp up commercial operations on a progressive basis during the second fiscal quarter.

The amendment from Health Canada also includes expansion for an encapsulation room where Neptune will produce cannabis oil capsules using the Licaps® technology licensed from Lonza Group AG. The encapsulation equipment is commissioned and ready for commercial operations with a capacity of up to 200 million capsules annually. The Licaps® technology supports differentiated product offerings through its various delivery systems, colours and branding possibilities. Furthermore, this is an effective technology for variable and multiple product formulation runs.

As the Canadian market readies itself for new, extract-based product categories expected in late 2019, Neptune announced its Phase 3A capacity expansion on June 12, 2019. Once completed, Phase 3A will add 1,300,000 kg of ethanol extraction capacity and bring Neptune’s total extraction capacity to 1,500,000 kg of biomass annually in Canada. This capacity expansion is necessary to support the execution of Neptune’s growth strategy to become the global leader in cannabis extraction and purification. Neptune will revisit further expansion plans as the global market evolves and demand for cannabis and hemp extracts increase.

The Corporation is also undergoing an expansion at its Sherbrooke facility to establish formulation, manufacturing and packaging infrastructure following the approval of the Board of Directors, on June 12, 2019, of a $7 million investment.

Multi-year extraction agreement with Tilray

On June 7, 2019, we entered into a definitive agreement to provide extraction, and purification services to Tilray Inc. ("Tilray"), a global leader in cannabis research, cultivation, production and distribution. We will receive, at our facility in Sherbrooke, cannabis and hemp biomass from Tilray. We will provide extraction services to produce various extract formats which include crude oil, winterized oil and distillate extracts. Under the terms of the agreement, the minimum volume of biomass to be processed over the three year term is 125,000 kg, of which the first year is expected to represent 20% of total volumes. We expect to receive our first shipment of biomass from Tilray in September 2019.

Multi-year Agreement with The Green Organic Dutchman ("TGOD")

On June 12, 2019, we entered into a definitive long-term agreement to provide extraction, formulation and packaging services to TGOD. We will extract and purify cannabinoids and terpenes from cannabis and hemp biomass received from TGOD. These extracts will be transformed into premium certified organic finished products. Under the terms of the contract, TGOD has committed to supply more than 230,000 kg of cannabis and hemp biomass to Neptune spanning a three-year period. Volumes are expected to be back-end loaded with the first year accounting for approximately 20% of the total volumes of the contract.

As part of this contract, most of the active ingredients extracted at Neptune’s Sherbrooke facility will be transformed into value added delivery forms onsite. Neptune will manufacture, package and provide formulation assistance, as required, in multiple product verticals to be sold under TGOD’s brands. Neptune will also formulate and package for TGOD capsules using its Licaps®

management discussion and analysis of the financial situation and operating results technology licensed from Lonza. The first shipment of biomass from TGOD is expected to be received by Neptune in September 2019.

Acquisition of the Assets of Hemp Processor SugarLeaf

On July 24, 2019, Neptune announced that it has completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23.7 million (US$18 million), a combination of US$12 million in cash and US$6 million or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173.5 million (US$132 million), reflecting a valuation multiple below 5x EBITDA. The earnout payments over the next three years are to be paid with a combination of cash or common shares, with at least 50% in cash. The initial cash consideration of this transaction was funded with the proceeds of the private placement.

Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf's cutting-edge cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

The passage of the 2018 Farm Bill in 2018, and simultaneous acknowledgment by the U.S. Food and Drug Administration (FDA) of the Generally Recognized As Safe (GRAS) status of three hemp seed-derived ingredients, fuelled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the U.S. FDA is currently deliberating their approach on how consumer products containing hemp-derived CBD will be regulated, and the United States Department of Agriculture (USDA) is in the process of developing regulations governing the production of hemp in the U.S., numerous companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

On April 15, 2019, Neptune announced that its Solutions Business has begun offering turnkey product development solutions with hemp-derived ingredients to business customers in the United States. A U.S.-based supply chain of licenced hemp extract producers has been established, and initial purchase orders are now being processed. SugarLeaf will be the main supplier for the turnkey product development solutions with hemp-derived ingredients to business customers in the United States.

SEGMENT DISCLOSURES

The Corporation’s reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provides extraction and purification services from cannabis and hemp biomass. The Company also offers formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker.

The Sherbrooke facility is used for the extraction, purification and formulation of cannabis oil extracts and is presented under the cannabis segment information.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended June 30, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	4,293	38	30	4,361
Gross profit	1,349	(2,091)	30	(712)

R&D expenses, net of tax credits and grants	(92)	(250)		(342)
SG&A expenses	(1,012)	(349)		(1,361)
Segment income (loss) from operating activities before corporate expenses	245	(2,690)	30	(2,415)

Unallocated costs:
Corporate general and administrative expenses			(3,969)	(3,969)
Net finance costs			(119)	(119)
Income tax recovery			51	51
Net loss				(6,452)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	245	(2,690)
Add:
Depreciation and amortization	168	794
Stock-based compensation	117	273
Adjusted Segment EBITDA[1]	530	(1,623)

Adjusted EBITDA[1] reconciliation
Net loss				(6,452)
Add (deduct):
Depreciation and amortization				1,084
Net finance costs				119
Stock-based compensation				857
Litigation provisions				81
Acquisition costs				367
Severance and related costs[3]				412
Income tax recovery				(51)
Adjusted EBITDA[1]				(3,583)

Total assets	23,449	51,387	12,517	87,353
Cash, cash equivalents and short-term investment	38	–	5,337	5,375
Working capital[2]	3,090	(17)	414	3,487

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 Refer to Change in Management Team section above.

management discussion and analysis of the financial situation and operating results

Three-month period ended June 30, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,168	–		5,168
Gross profit	1,493	–		1,493

R&D expenses, net of tax credits and grants	(87)	(1,589)		(1,676)
SG&A expenses	(1,088)	(496)		(1,584)
Segment income (loss) from operating activities before corporate expenses	318	(2,085)		(1,767)

Unallocated costs:
Corporate general and administrative expenses			(2,268)	(2,268)
Net finance costs			(148)	(148)
Income tax recovery			83	83
Net loss				(4,100)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	318	(2,085)
Add:
Depreciation and amortization	186	515
Stock-based compensation	129	268
Adjusted Segment EBITDA[1]	633	(1,302)

Adjusted EBITDA[1] reconciliation
Net loss				(4,100)
Add (deduct):
Depreciation and amortization				753
Net finance costs				148
Stock-based compensation				1,025
Income tax recovery				(83)
Adjusted EBITDA[1]				(2,257)

Total assets	25,227	44,384	26,063	95,674
Cash, cash equivalents and short-term investments	2,379	–	20,486	22,865
Working capital[2]	3,337	(1,031)	19,645	21,951

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month period ended June 30, 2019	Three-month period ended June 30, 2018
Key ratios (in % of total revenues):
Gross margin	31%	29%
R&D expenses net of tax credits and grants	2%	2%
SG&A expenses	24%	21%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended June 30, 2019 amounted to $4,293, representing a decrease of $875 or 17% compared to $5,168 for the three-month period ended June 30, 2018. The decrease for the three-month period ended June 30, 2019 was attributable to timing of orders of our nutrition business. For the second quarter which will end on September 30, 2019, we are expecting a double digit percentage increase in the revenues of the nutraceutical segment in comparison with the three months period ended June 30, 2019.

Total revenues for the three-month period ended June 30, 2019 include $342 of royalty revenues compared to $270 for the three-month period ended June 30, 2018. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The increase of royalty revenues for the three-month period ended June 30, 2019 is related to the timing of sales of our licensees which has an impact on royalty revenues.

Gross Profit

Gross profit is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross profit for the three-month period ended June 30, 2019 amounted to $1,349 compared to $1,493 for the three-month period ended June 30, 2018. The decrease in gross profit for the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018 was directly related to the decrease in sales as explained above, partially offset by an increase in royalty revenues.

Gross margin increased from 29% for the three-month period ended June 30, 2018 to 31% for the three-month ended June 30, 2019. The increase of 2% in gross margin versus last year is mainly related to products revenue mix.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $1,012 in the three-month period ended June 30, 2019 compared to $1,088 for the three-month period ended June 30, 2018, mostly stable year-over-year.

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA of the nutraceutical segment amounted to $530 for the three-month period ended June 30, 2019, a decrease of $103 compared to an adjusted Segment EBITDA of $633 for the three-month period ended June 30, 2018. The decrease in Adjusted segment EBITDA for the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018 is mainly attributable to the gross profit decrease as explained above, partially offset by a decrease in SG&A before stock-based compensation and depreciation and amortization.

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

OPERATING RESULTS OF THE CANNABIS SEGMENT

Revenues

Neptune commenced commercial cannabis extraction at its Sherbrooke, Quebec facility during the fourth quarter of fiscal year 2019. Our CO2 extraction equipment was in operations during the current quarter to process cannabis biomass and extract cannabinoids. However, our cannabis extraction operations were constrained during the quarter due to several factors including limited biomass inventory to extract and constrained extraction capacity. Total revenues for the three-month period ended June 30, 2019 attributable to the cannabis segment amounted to $38. Neptune has received license amendments from Health Canada enabling the Corporation to expand its extraction capacity using cold ethanol extraction technology which should alleviate capacity constraints.

Gross Profit

Total gross profit attributable to the cannabis segment for the three-month period ended June 30, 2019 was negative $2,091. Included in cost of goods sold are the Corporation’s fixed costs and overhead of the Sherbrooke facility and related depreciation and amortization expenses, both of which represent the majority of the cost of goods sold for the three-month period ended June 30, 2019.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $250 in the three-month period ended June 30, 2019 compared to $1,589 for the three-month period ended June 30, 2018. The decrease for the three month-period ended June 30, 2019 is mainly related to the reclassification of salaries and benefits and facility costs and overhead which are now presented in cost of sales since commercial operations commenced.

Depreciation and amortization of nil and stock-based compensation of $69 for the three-month period ended June 30, 2019 are included in this R&D amount compared to respectively $515 and $106 for the three-month period ended June 30, 2018. Depreciation and amortization of the facility and extraction and laboratory equipment is now presented under cost of sales.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $349 in the three-month period ended June 30, 2019 compared to $496 for the three-month period ended June 30, 2018.

Stock-based compensation of $133 for the three-month period ended June 30, 2019 is also included in this SG&A amount compared to $162 for the three-month period ended June 30, 2018.

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA amounted to ($1,623) for the three-month period ended June 30, 2019 compared to ($1,302) for the three-month period ended June 30, 2018. The decrease in Adjusted Segment EBITDA for the three-month period ended June 30, 2019 is attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volumes.

CONSOLIDATED RESULTS

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as rent, insurance and human resources expenses. Corporate general and administrative expenses amounted to $3,969 for the three-month period ended June 30, 2019 compared to $2,268 for the three-month period ended June 30, 2019, an increase of $1,701. The increase for the three-month period ended June 30, 2019 is mainly attributable to an increase in litigation legal fees, acquisition costs and also due to severance and related costs related to the CEO change. Litigation fees are expected to decrease significantly in the second quarter of fiscal 2020.

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Net finance costs

The net finance costs amounted to $119 for the three-month period ended June 30, 2019 compared to $148 for the three-month period ended June 30, 2018, a decrease of $29. The decrease for the three-month period ended June 30, 2019 is mainly attributable to a loss on revaluation of long-term payable recorded in the comparative period. The decrease in net finance costs is partially offset by an increase in finance costs on lease liabilities following the adoption of IFRS 16 (refer to "Changes in Accounting Policies and Future Accounting Changes") and a decrease in finance income.

Income taxes

The net loss of the three-month period ended June 30, 2019 includes an income tax recovery of $51 compared to $83 for the three-month period ended June 30, 2018. The decrease in the income tax recovery is related to the lower results of the current quarter.

Adjusted EBITDA1

Adjusted EBITDA decreased by $1,326 for the three-month period ended June 30, 2019 to an Adjusted EBITDA of ($3,583) compared to the three-month period ended June 30, 2018. The decrease in Adjusted EBITDA for the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018 is mainly attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volumes and to litigation legal fees. The decrease of Adjusted EBITDA is partially offset by a decrease in R&D expenses net of tax credits and grants and SG&A before stock-based compensation and depreciation and amortization.

Net loss

The Corporation realized a net loss for the three-month period ended June 30, 2019 of $6,452 compared to $4,100 for the three-month period ended June 30, 2018, an increase of $2,352. The increase in the net loss for the three-month period ended June 30, 2019 is attributable mainly to the same reasons as stated in the Adjusted EBITDA section above.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, investment in cannabis activities, capital expenditures and acquisitions are mainly financed through the cash that came from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

Operating Activities

During the three-month period ended June 30, 2019, the cash used in operating activities amounted to $6,159. The cash flows used by operations before the change in operating assets and liabilities amounted to $4,494. The change in operating assets and liabilities amounting to $1,665, mainly resulting from variations in inventories, prepaid expenses, trade and other payables and provisions reduced the cash flows used by operations to the negative said amount of $6,159. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the three-month period ended June 30, 2018, the cash used in operating activities amounted to $2,258. The cash flows used by operations before the change in operating assets and liabilities amounted to $2,377. The change in operating assets and liabilities amounting to $119, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and trade and other payables, reduced the cash flows used by operations to the negative said amount of $2,258. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Investing Activities

During the three-month period ended June 30, 2019, the cash flows used for investing activities were mainly for acquisition of property, plant and equipment (PPE) ($1,930) required at the Sherbrooke facility for the cannabis business and acquisition of intellectual property of ($76). Investing activities also include interest received of $19.

During the three-month period ended June 30, 2018, the cash flows used for investing activities were mainly for acquisition of PPE ($1,898) related to the work on site security and CO2 extraction equipment of the cannabis business. Investing activities also include interest received of $64.

Financing Activities

During the three-month period ended June 30, 2019, the financing activities generated $3,651 of cash mainly for the exercise of options and warrants of the Corporation for $2,726 and for the variation of the bank line of credit of $1,360, partially offset by the repayment of loans and borrowings of $268, payment of lease liabilities of $82 and for interest paid of $85.

During the three-month period ended June 30, 2018, the financing activities generated $271 of cash mainly for the exercise of options of the Corporation for $696, partially offset by the repayment of loans and borrowings of $368 and for interest paid of $77.

At June 30, 2019, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $5,339. The Corporation also has a short-term investment of $36. The Corporation has an authorized bank line of credit of $2,500 (expiring on August 31, 2019), of which $520 was available as at June 30, 2019. Neptune is evaluating options to fund its growth with a focus on prudence and minimizing equity dilution. We are confident to have new credit facilities available by the second fiscal quarter 2020. Subsequent to quarter end, Neptune concluded a private placement. Refer to "Completion of a Private Placement" section above.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month periods ended June 30, 2019 and 2018. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month period ended June 30, 2019	Three-month period ended June 30, 2018
	$	$
Total revenues	4,361	5,168
Adjusted EBITDA[1]	(3,583)	(2,257)
Net loss	(6,452)	(4,100)
Net loss attributable to equity holders of the Corporation	(6,452)	(4,100)
Basic and diluted loss per share	(0.08)	(0.05)

Total assets	87,353	95,674
Working capital[2]	3,487	21,951
Non-current financial liabilities	1,669	264
Equity attributable to equity holders of the Corporation	69,228	81,465

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. Quarterly data is presented below.

	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018
	$	$	$	$
Total Revenues	4,361	5,664	6,538	7,071
Adjusted EBITDA[1]	(3,583)	(2,707)	(1,923)	(1,228)
Net loss	(6,452)	(12,384)	(3,658)	(3,050)
Net loss attributable to equity holders of the Corporation	(6,452)	(12,384)	(3,658)	(3,050)
Basic and diluted loss per share	(0.08)	(0.16)	(0.05)	(0.04)

	June 30,	March 31,	December 31,	September 30,
	2018	2018	2017	2017
	$	$	$	$
Total Revenues	5,168	7,005	7,315	6,795
Adjusted EBITDA[1]	(2,257)	(1,802)	(5,442)	(3,588)
Net income (loss)	(4,100)	(4,752)	1,341	16,117
Net income (loss) attributable to equity holders of the Corporation	(4,100)	(4,752)	4,755	19,074
Basic and diluted income (loss) per share	(0.05)	(0.06)	0.06	0.24

The net income for the quarter ended September 30, 2017 includes a gain on sale of assets of $23,871 and impairment loss on inventories of $1,719. The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,784. The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The decrease in revenues for the quarter ended March 31, 2019 is related to a decrease in royalty revenues and in solutions business. The net loss for the quarter ended March 31, 2019 includes litigation provisions of $7,930. The net loss for the quarter ended June 30, 2019 includes severance and related costs of $412, acquisition costs of $367 and litigations legal fees.

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at June 30, 2019 compared to March 31, 2019:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	(4,480)	Refer to "Consolidated liquidity and capital resources"
Trade and other receivables	(105)	Receipt of accounts receivables
Prepaid expenses	1,218	Renewal of services and prepaid on hemp raw materials
Inventories	1,371	Increase of raw materials for incoming sales orders
Other assets	(2,835)	Portion of investment in Acasti transferred as part of settlement of a litigation
Property, plant and equipment	866	Improvement to Sherbrooke facility for cannabis business net of depreciation
Right-of-use of assets	1,100	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes"
Intangible assets	(316)	Amortization of intangible assets
Other non-current asset	326	Increase in fair value of the investment in Acasti
Trade and other payables	1,591	Increase in purchases related to inventories and PPE net of payment and acquisition costs
Lease liabilities	1,281	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes"
Loans and borrowings	1,101	Increase in bank line of credit, net of repayments on loans
Deferred revenues	258	Increase of deferred revenues
Provisions	(6,956)	Reclassification in trade and other payables, settlement in common shares and transfer of investment in Acasti
Deferred lease inducements	(208)	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes"
Long-term payables	(127)	Reclassification in trade and other payables

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2019.

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at June 30, 2019:

						June 30, 2019
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$10,839	$10,839	$10,111	$728	$–	$–
Lease liabilities*	1,281	1,413	398	801	183	31
Loans and borrowings*	4,567	4,638	4,638	–	–	–
Research and development contracts	–	575	525	50	–	–
Purchase obligation	–	942	942	–	–	–
Other agreements	–	951	306	344	301	–
	$16,687	$19,358	$16,920	$1,923	$484	$31

*Includes interest payments to be made at the contractual rate for loans and borrowings and interest on lease liabilities corresponding to discounted effect.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of June 30, 2019, Neptune was compliant with all of its borrowing covenant requirements.

management discussion and analysis of the financial situation and operating results

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,008 has been recognized for this claim as of June 30, 2019 (refer to note 9 of the consolidated interim financial statements for the three-month periods ended June 30, 2019 and 2018).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,845 (US$3,700). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $185 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognized for this case as of June 30, 2019.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

PROVISIONS

On May 10, 2019, Neptune announced a settlement with the former CEO of the Corporation. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,835 was recorded in the consolidated statement of financial position relating to this settlement. During the three-month period ended June 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month periods ended June 30, 2019 and 2018 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2019, except as disclosed below.

The Corporation has initially adopted IFRS 16, Leases and IFRIC 23, Uncertainty over Income Tax Treatments as at April 1st, 2019.

Further information can be found in Note 3 of the consolidated interim financial statements for the three-month periods ended June 30, 2019 and 2018. The adoption of IFRS 16 had a significant effect on the Corporation’s consolidated interim financial statements.

A number of new standards, amendments to standards and interpretations, are not yet effective for the three-month period ended June 30, 2019, and have not been applied in preparing the consolidated interim financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES (“DC&P”) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Michael Cammarata, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of DC&P and the design of ICFR.

There have been no changes in the Corporation’s ICFR during the three-month period ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at August 13, 2019, the total number of common shares issued and outstanding is 92,471,329 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 19,438,397 options, 374,547 deferred share units and 2,800,000 restricted share units outstanding. Each option, restricted share unit and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation. Some stock options granted subsequent to the end of the quarter are subject to shareholders approval.